[Letterhead of Eversheds Sutherland (US) LLP]

May 24, 2018

VIA EDGAR

Christina DiAngelo Fettig

Karen Rossotto, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2
Filed on March 21, 2018 (File No. 333-223830)

Dear Ms. Fettig and Ms. Rossotto:

On behalf of Solar Senior Capital Ltd. (the “Company” or “Solar Senior”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 16, 2018, May 1, 2018 and May 22, 2018 with respect to the Company’s registration statement on Form N-2 (File No. 333-223830), filed with the Commission on March 21, 2018 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

Prospectus

1.	Comment: Please file as exhibits to the Registration Statement updated consents from the Company’s and First Lien Loan Program LLC’s auditor, KPMG LLP, as well as the auditor consents for Gemino Healthcare Finance, LLC’s (“Gemino”) and NorthMill LLC’s (“NorthMill”) financial statements that are filed with the Registration Statement.

Response: The Company confirms to the Staff that it will file as exhibits to the Registration Statement updated consents from KPMG LLP and the auditor consents for Gemino’s and NorthMill’s financial statements prior to requesting effectiveness of the Registration Statement.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

2.	Comment: Please confirm to the Staff that if the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018 (the “10-Q”) is filed with the Commission before the Registration Statement is declared effective, the Company will add the information that is in the 10-Q to the Registration Statement prior to requesting effectiveness of the Registration Statement.

Response: The Company confirms to the Staff that it has filed the 10-Q before the Registration Statement was declared effective and, therefore, the Company has added the information that is in the 10-Q to the Registration Statement prior to requesting effectiveness of the Registration Statement.

3.	Comment: The Staff notes that there is disclosure throughout the Registration Statement that the Company is non-diversified. Has the Company been operating as non-diversified? If so, please explain. If not, please update the disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company currently does not, and does not intend in the future to, operate as a “diversified company” as such term is defined in the Investment Company Act of 1940. While the Company’s portfolio composition may at certain period ends not meet some of the requirements for being “non-diversified,” the Company believes that its current disclosure accurately describes how the Company manages its portfolio.

Financial Statements

4.	Comment: The Staff refers to the Company’s Consolidated Schedule of Investments. Rule 12-12 of Regulation S-X requires that: (i) restricted securities are marked with an appropriate symbol noting the restriction, and (ii) “Level 3” securities are marked with an appropriate symbol noting that they are “Level 3” securities. In future filings, please denote these securities as required by Rule 12-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, other than complying with the appropriate exemptions from registration under the Securities Act of 1933, the Company generally does not have restrictions on its ability to sell any of the securities in the Company’s portfolio. As a result, the Company has not historically considered its investment securities to be restricted. However, in light of the Staff’s comment and in accordance with the definition of restricted securities in Rule 6-03(f) of Regulation S-X, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include the additional disclosure required by footnote 8 to Rule 12-12 of Regulation S-X to the extent such disclosure is applicable, and will add the following footnote to the Company’s Schedule of Investments: “The Company generally acquires its investments in private transactions

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act.” In addition, the Company advises the Staff that Level 3 securities whose value was determined using significant unobservable inputs are denoted with footnote (14) to the Company’s Schedule of Investments.

5.	Comment: The Staff notes the following disclosure throughout the Prospectus: “Under normal market conditions, at least 80% of the value of our net assets (including the amount of any borrowings for investment purposes) will be invested in senior loans.” Please explain to the Staff how the Company is meeting this objective. The Staff notes that its calculations indicate that the value of the Company’s investments in senior loans was less than 80% of the Company’s net assets as of December 31, 2017.

Response: The Company advises the Staff that at December 31, 2017, the Company’s investment in senior loans exceeded 80% of the Company’s net assets. The Company’s net assets totaled $270.1 million and the Company held $321.9 million of senior loans ($286.1 million of senior loans directly held by the Company and $35.8 million representing the Company’s share of senior loans held within the First Lien Loan Program LLC), and that excludes the Company’s investments in Gemino Healthcare Finance LLC and NorthMill LLC, each of which have 100% of their portfolios invested in senior loans as disclosed to shareholders within the notes to the Company’s financial statements. Accordingly, the Company has added disclosure to the Prospectus clarifying the foregoing.

6.	Comment: In correspondence, please include a consolidation analysis for NorthMill. Please include a discussion on the basis of accounting, the business purposes, and any other considerations of why this entity should not be consolidated with the Company under U.S. GAAP and Regulation S-X. The Staff may have follow-up comments once the information has been received.

Response: The Company is a Maryland corporation formed on December 16, 2010 as a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”), as amended. Furthermore, as the Company is an investment company, it applies the guidance in FASB Accounting Standards Codification (“ASC”) Topic 946.

On October 20, 2017, the Company completed the acquisition of 100% of the equity interest of North Mill Capital LLC (“NMC”). NMC is a leading asset-based lending commercial finance company that provides senior secured asset-backed financings to U.S. based small-to-medium-sized businesses primarily in the manufacturing, services and distribution industries. The existing management team of

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

NMC committed to continue managing NMC after the transaction. Subsequently, the Company contributed 1% of the equity interest of NMC to ESP SSC Corporation (“ESP”), a wholly-owned consolidated holding company that owns an equity interest in Engineering Solutions and Products, LLC. Immediately thereafter, the Company and ESP contributed all of their respective units of NMC to NorthMill LLC (“North Mill”). Solar Senior and ESP have a 99% and 1% interest in North Mill, respectively.

NMC, a Delaware limited liability company formed on August 18, 2010, has historically been a private operating company and has a fiscal year end of December 31. NMC’s senior management and employees draw a base salary and earn an annual bonus. NMC has never been an investment company under U.S. GAAP nor has it applied investment company accounting in its history. NMC accounts for its loans under ASC 320 and ASC 310 as appropriate.

In accordance with paragraph 810-10-15-10(a)3 of ASC 810 (and 946-810-45-2 of ASC 946), it is not appropriate for an investment company to consolidate a non-investment company. The only exception to this is if that investee non-investment company provides substantial services to the investment company (such as an investment advisor) and is controlled by the investment company. This is because in those cases the purpose of the investee is to provide services and not to provide investment income or realize a gain on disposal.

Accordingly, in all other cases, the investment company must treat the investee as a portfolio company and carry the investment at fair value.

This is detailed in Article 6.03(c) of Regulation S-X, which states:

(1)     Consolidated and combined statements filed for registered investment companies shall be prepared in accordance with Rules 3A-01 to 3A-05 (Article 3A), except that

(i)    statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies;

(ii)    a consolidated statement of the registrant and any of its investment company subsidiaries shall not be filed unless accompanied by a consolidating statement which sets forth the individual statements of each significant subsidiary included in the consolidated statement:

Provided, however.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

That a consolidating statement need not be filed if all included subsidiaries are totally held; and

(iii)    consolidated or combined statements filed for subsidiaries not consolidated with the registrant shall not include any investment companies unless accompanied by consolidating or combining statements which set forth the individual statements of each included investment company which is a significant subsidiary.

Accordingly, the appropriate accounting for recognizing North Mill in the Company’s financial statements is generally dependent on whether North Mill is considered an investment company.

In June 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-08, Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements. The update amends the criteria that define an investment company, requires additional disclosures, and seeks to clarify the measurement guidance. Public companies were required to apply ASU 2013-08 prospectively for interim and annual reporting periods beginning after December 15, 2013. Solar Senior continues to be an investment company under the new guidance.

Per ASC 946-10-15-4, an entity regulated under the 1940 Act is an investment company under this Topic. North Mill has never been regulated under the 1940 Act and continues to operate its business as it did prior to the Company’s investment in North Mill.

Per ASC 946-10-15-5, an entity that is not regulated under the 1940 Act shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment. Per ASC 946-10-15-6, an investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services; and

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Per ASC 946-10-15-7, an investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a fair value basis.

To be an investment company, an entity shall possess the fundamental characteristics in paragraph ASC 946-10-15-6. Typically, an investment company also has all of the characteristics in ASC 946-10-15-7. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

In the Company’s analysis of NMC’s historical and current businesses, the Company considered, among other factors, the implementation guidance in ASC 946-10-55.

NMC was a pre-existing business that was not created by Solar Senior. NMC has a long history of operating as a traditional commercial finance company. NMC continues to function and operate as it did prior to Solar Senior’s investment, which was the purchase of the limited liability company interests of NMC. In addition, NMC’s business remains the same, that is, to provide financing solutions to its customers, the companies that need financing.

NMC does not meet the fundamental characteristics of an investment company. Neither has it ever provided or offered to provide investment management services. It is not registered as an investment adviser, nor has it retained the services of an investment

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

adviser, typical of investment companies. NMC has not promoted or advertised itself, or held itself out to provide or offer investment management services to any investor. NMC has not, and does not, seek investors. It does not have a business objective of making investments nor investing funds for returns from capital appreciation or investment income or both.

In addition, NMC does not have the typical characteristics of an investment company. NMC effectively has a single investor, Solar Senior, and as such does not meet the typical characteristic of an investment company in ASC 946-10-15-7. NMC does not carry or manage its loans on a fair value basis. There is also no compensation for investment management services paid nor any similar compensation expense based on assets under management. NMC has merely been a traditional commercial finance company that makes loans to its customers, similar to CIT Group.

Per ASC 946-10-55-4 and 5, an investment company should also have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to an exception of establishing a servicing company whose purpose is solely to provide substantive services to an investment company. NMC’s balance sheet includes an allowance for losses on financing receivables, among many other non-investment company assets and liabilities.

Regarding the business purpose and substantive activities of NMC, it does not produce marketing materials to solicit investors and has not committed to any investors (pre or post Solar Senior’s involvement), that its business purpose is investing to achieve capital appreciation and/or investment income. NMC’s customers are the companies that are recipients of its loans.

NMC’s substantive business activities remain that of making direct loans and providing loan servicing as an administrative agent, typical of a traditional commercial finance company. Such business activities generate significant revenue from fees received for making and servicing direct loans as well as for other activities such as providing collections, amendments, collateral monitoring, consents and waivers of conditions NMC establishes.

Accordingly, and based on the Company’s analysis summarized above, NMC does not possess the fundamental or all of the typical characteristics of an investment company.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

7.	Comment: The Staff refers to the disclosure on page F-27 of the Prospectus. In future filings, please include totals in the “Fair Value Measurements Using Level 3 Inputs” table.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

8.	Comment: The Staff refers to the chart on page F-22 of the Prospectus, which indicates that the management and performance-based incentive fees waived that may be subject to recoupment for the three months ended September 30, 2016 and December 31, 2016 were $518,000 and $871,000, respectively, for a total of $1,389,000. However, the Company’s Consolidated Statement of Operations indicates that the total management and performance-based incentive fees waived for the year ended December 31, 2016 were $2,002,000. Please reconcile this difference of $613,000.

Response: The Company advises the Staff that for 2016, as disclosed on page F-21 of the Prospectus, the Company’s investment adviser agreed to a voluntary fee waiver that is subject to recoupment only for the quarterly periods ended September 30, 2016 and December 31, 2016 (and through June 30, 2017 for that specific period waiver). Therefore, any management and performance-based incentive fees that the Company’s investment adviser waived for the first two quarters of 2016 were not subject to recoupment, which is the $613,000 difference that is not reflected in the chart on page F-22 of the Prospectus.

Legal Comments

1.	Comment: If the Company presently intends to issue subscription rights, please disclose the following on the front cover of the Prospectus: “Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering and you should expect upon completion of a rights offering to own a smaller proportional interest in the Company than before the rights offering. In addition, if the subscription price in the rights offering is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.”

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to include the disclosure noted above on the front cover of the Prospectus.

2.	Comment: Please explain what stretch-senior loans are in the “Summary” and “Business” sections of the Prospectus.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

3.	Comment: On page 2 of the Prospectus, the Company discloses that, from time to time, it may invest in public companies and that its “investments may include, but are not limited to, direct investments in public companies that are not thinly traded and securities of leveraged companies located in select countries outside of the United States.” Please disclose whether the Company will invest directly in public companies and whether it will invest in the debt securities and/or equity securities of such public companies, whether the Company’s investments public companies will focus on particular market caps and what those market caps are, and whether the Company’s foreign investments will include investments in emerging markets.

Response: The Company has included the requested disclosure in the Prospectus accordingly.

4.	Comment: The Staff refers to the following disclosure on page 6 of the Prospectus: “In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, Solar Capital Partners, will be borne by our common stockholders.” Please highlight in the “Risk Factors” section of the Prospectus that the management fee payable to the Company’s investment adviser will increase if the Company incurs additional indebtedness and the conflicts related thereto.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

5.	Comment: The Staff refers to the footnotes to the Fees and Expenses table on page 14 of the Prospectus. If the Company intends to issue subscription rights within twelve months after the effectiveness of the Registration Statement, please include a line item relating to the costs and expenses associated with a subscription rights offering. If the Company does not intend to issue subscription rights within twelve months after the effectiveness of the Registration Statement, please disclose this fact.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and has revised the Registration Statement to disclose this fact.

6.	Comment: On page 20 of the Prospectus, the Company discloses that it may invest directly in the equity securities of portfolio companies. Please disclose the risks associated with the specific types of equity securities in which the Company intends to invest, such as the market cap, and any other characteristics.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

7.	Comment: In the risk factor relating to investments in foreign securities, starting on page 28 of the Prospectus, please disclose the risks associated with investing in emerging markets.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

8.	Comment: On page 28 of the Prospectus, the Company discloses the risks associated with engaging in hedging transactions. If the Company intends to engage in hedging transactions and other derivative transactions as a principal strategy of the Company, please disclose this in the Company’s investment strategy in the “Summary” and “Business” sections of the Prospectus.

Response: The Company advises the Staff that engaging in hedging transactions and other derivative transactions is not a principal strategy of the Company and, therefore, additional disclosure about hedging transactions and other derivative transactions is not necessary in the “Summary” and “Business” sections of the Prospectus.

9.	Comment: Please include the following disclosure under the risk factor entitled “Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares” on page 34 of the Prospectus:

Changes in market conditions may result in the underlying common shares purchasable upon exercise of the subscription right being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of subscription rights and investors who receive the subscription rights may find that there is no market to sell the rights if they do not wish to exercise. If investors exercise only a portion of the rights, the number of common shares issued may be reduced and the common shares may trade at less favorable prices than larger offerings for similar securities.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

10.	Comment: On page 39 of the Prospectus, please disclose that the management fee expenses will increase if the Company incurs additional indebtedness and the conflicts related thereto.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

11.	Comment: Please file as an exhibit to the Registration Statement a form of prospectus supplement for subscription rights offerings, including two examples of common stock dilution. Please also be sure to include in the form of prospectus supplement the risk factors relating to subscription rights that are disclosed in the Prospectus. In addition, please file as exhibits to the Registration Statement form of prospectus supplements for preferred stock and warrants, which should also include examples of dilution and risks relating to dilution for each type of issuance, if applicable. In your response, please also outline the Company’s general intention with regard to the issuance of subscription rights, preferred stock and warrants. In correspondence, please confirm that the form of prospectus supplements that are already incorporated by reference to the Registration Statement do not need to be changed. Please also confirm that the risk factors that are currently included in the Prospectus relating to subscription rights, preferred stock and warrants will also be included in the prospectus supplement relating to any offering of such securities.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue subscription rights, preferred stock or warrants within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to file as an exhibit to the Registration Statement form of prospectus supplement for subscription rights, preferred stock and warrants. However, the Company confirms that if it conducts a subscription rights, preferred stock or warrant offering in the future, the prospectus supplement used for any such offering will include the dilution examples and risk factors requested by the Staff, as well as the specific terms of the offering and any unique tax consequences of investing in such securities. The Company also advises the Staff that it does not currently have a specific intention with regard to the issuance of subscription rights, preferred stock and warrants, but is registering such securities on the Registration Statement to maintain the same flexibility as to the types of securities that the Company may issue in the future as other business development companies commonly have. The Company also confirms to the Staff that the form of prospectus supplements incorporated by reference to the Registration Statement do not need to be changed. Lastly, the Company confirms that the risk factors that are currently included in the Prospectus relating to subscription rights, preferred stock and warrants will also be included in the prospectus supplement relating to any offering of such securities.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

12.	Comment: Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms thereof.

Response: The Company confirms to the Staff that the underwriters or other FINRA members involved in a takedown off of the Registration Statement will comply with the applicable rules and regulations of FINRA with respect to the submission of the underwriting compensation and similar terms for approval by FINRA.

13.	Comment: The Staff refers to the disclosure on page 2 of the Prospectus relating to the Company’s equity investments in Gemino Healthcare Finance, LLC (“Gemino”), First Lien Loan Program LLC (“FLLP”) and NorthMill LLC (“North Mill”). Does the Company have control over these entities? Please disclose the unique circumstances of these investments within the Prospectus and any particular risks raised by these investments.

Response: The Company advises the Staff that detailed information, including the Company’s ownership and control, if any, with regard to the Company’s investments in Gemino, FLLP and North Mill is disclosed in multiple sections of the Prospectus, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Portfolio Companies” sections, as well as the notes to the Company’s financial statements. In response to the Staff’s comment, the Company has added disclosure regarding Gemino, FLLP and North Mill, where appropriate, in the “Risk Factors” section of the Prospectus and believes that the risks relating to these investments are the same as the risks relating to the Company’s other investments.

14.	Comment: The Staff refers to the Fees and Expense table in the Prospectus. If the Company would issue preferred stock within twelve months after effectiveness of the Registration Statement, please include line items for the preferred stock offering expenses, total annual expenses of the preferred stock and the dividend expenses of the preferred stock.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue preferred stock within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to include the disclosure noted above in the Fees and Expenses table in the Prospectus.

15.	Comment: The Staff refers to the risk factor on page 33 of the Prospectus relating to the board of directors’ authority under the Company’s governing documents and Maryland General Corporation Law. Please confirm that there have not been any changes in the Company’s governing documents that may impact the authority described in this risk factor.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

Response: The Company confirms to the Staff that there have not been any changes to the Company’s governing documents that may impact the authority of its board of directors that is described in the aforementioned risk factor.

16.	Comment: The Staff refers to page 121 of the Prospectus. In the fourth paragraph under the “Determination of Net Asset Value” section of the Prospectus, please disclose that the valuation procedures that are described in this paragraph have been approved by the Company’s board of directors.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

17.	Comment: The Staff refers to page 125 of the Prospectus, which indicates that the tax disclosure “does not discuss the consequences of an investment in shares of our preferred stock, debt securities, subscription rights to purchase shares of our common stock, or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities.” Please confirm that the prospectus supplement relating to an offering of any of these securities will include the tax consequences that are unique to such securities.

Response: The Company confirms to the Staff that the prospectus supplement relating to any offering of preferred stock, debt securities, subscription rights or warrants will include the relevant disclosure regarding the tax consequences that are unique to such securities.

18.	Comment: The Staff refers to the dilution examples on pages 133-137 of the Prospectus, which relate to dilution that may be experienced by shareholders if the Company conducts an offering of its common stock at a price that is below the Company’s then current net asset value per share. Please confirm that the prospectus supplement relating to any such offering will include updated dilution examples that are specific to the offering.

Response: The Company confirms to the Staff that the prospectus supplement relating to any offering of its common stock at a price that is below the Company’s then current net asset value per share will include updated dilution examples that are specific to the offering.

19.	Comment: The Staff refers to the “Description of Our Subscription Rights – Dilutive Effects” on page 147 of the Prospectus. Please confirm that the disclosure regarding the dilutive effects of a subscription rights offering will be included in a prospectus supplement for such an offering.

Christina DiAngelo Fettig

Karen Rossotto

May 24, 2018

Response: The Company confirms to the Staff that the prospectus supplement relating to any subscription rights offering will include disclosure regarding the dilutive effects of such an offering.

*                *                 *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,
/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Richard Peteka / Solar Capital Ltd.
Steven B. Boehm / Eversheds Sutherland (US) LLP